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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------

         In the Matter of:

           CENTERPOINT ENERGY, INC.            CERTIFICATE OF
           1111 Louisiana                      NOTIFICATION
           Houston, Texas  77002

           (70-10128)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 ----------------------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended September 30, 2003. Unless defined herein, capitalized terms have the meaning given them in the Application.

         1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

                  None.

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         2.       The total number of shares of the Company's common stock
                  issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

                  271,991 shares were issued under the Investor's Choice Plan.

                  A total of 5,000 stock options were granted to Company employees under the Company's Long Term Incentive Plan at a strike price of $8.61. None of those options are currently exercisable. A total of 18,315 previously issued stock options were exercised.

                  A total of 5,000 shares of common stock were granted at a grant price of $8.61 as time-based restricted shares under the Company's Long Term Incentive Plan. The shares will vest in equal annual installments in September, 2004, 2005 and 2006.

         3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

                  None.

         4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

                  See Exhibit A.

         5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

                  On September 9, 2003, the Company issued $200 million aggregate principal amount of 7.25% senior unsecured notes due in 2010. Proceeds in the amount of approximately $198 million were used to repay a term loan under the CenterPoint Facility.

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                  None of the Company's debt is classified as short-term debt.

         6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

                  On September 9, 2003, CenterPoint Energy Houston Electric, LLC (the "T&D Utility") issued $300 million aggregate principal amount of 5.75% general mortgage bonds due January 15, 2014. Proceeds were used to repay approximately $258 million of intercompany notes payable to CenterPoint Energy and to repay approximately $40 million of money pool borrowings. Proceeds in the amount of approximately $292 million from the note and money pool repayments were ultimately used by CenterPoint to repay the term loan under the CenterPoint Facility.

                  The aggregate amount of short-term debt outstanding as of the end of the quarter for the Utility Subsidiaries was $55 million. The weighted average interest rate for such short-term debt as of such date was 5.0%.

         7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

                  None.

         8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

                  None.

         9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

                  The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed. There were no securities issued by such subsidiaries during the quarter.

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         10.      The information required by a Certificate of Notification on
                  Form U-6B-2. Not applicable.

         11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

                  None.

         12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

                  See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on November 12, 2003 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on November 12, 2003 (File No. 1-13265), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on November 12, 2003 (File No. 1-3187), and the Quarterly Report on Form 10-Q filed by Texas Genco Holdings, Inc. on November 12, 2003 (File No. 1-31449), all of which are incorporated herein by reference.

         13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

                  See Exhibit C hereto.

         14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

                  See Exhibit D hereto.

         15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

                  See Exhibit E hereto.

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         16.      As to each financing subsidiary, (a) the name of the
                  subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company;
                  (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

                  See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

         17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

                  See Exhibit G hereto.

         18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

                  None.

         19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

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         See Exhibit H hereto. Until the formation of a service company,
         CenterPoint Energy provides common and shared services for its subsidiaries through its approximately 1,100 employees (approximately 10% of total employees). Under its cost allocation methodology, which previously has been submitted to regulators in the various states in which CenterPoint utility subsidiaries operate, costs incurred directly for an operating unit are directly charged to that unit at cost. Costs that cannot be directly charged are allocated to the business units using appropriate allocators.

         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                  CENTERPOINT ENERGY, INC.

                        By: /s/ Rufus S. Scott
                            ----------------------------------
                               Rufus S. Scott
                               Vice President, Deputy General Counsel and
                               Assistant Corporate Secretary

Dated: November 26, 2003

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Exhibits

Exhibit              Description
Exhibit A            CenterPoint Energy, Inc., CenterPoint Energy Resources Corp. and Texas Genco Holdings, Inc. Guaranties Issued
                     or Amended During Second Quarter 2003 (filed in connection herewith with a request for confidential treatment)

Exhibit B            Consolidated Balance Sheets for CenterPoint Energy, Inc. and Subsidiaries, CenterPoint Energy Houston Electric,
                     LLC and Subsidiaries, CenterPoint Energy Resources Corp. and Subsidiaries and Texas Genco Holdings, Inc. (as of
                     September 30, 2003) (unaudited)

Exhibit C            Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint Energy Houston Electric, LLC, CenterPoint
                     Energy Resources Corp. and Texas Genco Holdings, Inc. as of September 30, 2003

Exhibit D            Retained Earnings Analysis of CenterPoint Energy, Inc., CenterPoint Energy Resources Corp., CenterPoint Energy
                     Houston Electric, LLC and Texas Genco Holdings, Inc.

Exhibit E            Money Pool Participants and Outstanding Borrowings as of September 30, 2003

Exhibit F            CenterPoint Energy, Inc. Investments in Financing Subsidiaries as of September 30, 2003

Exhibit G            CenterPoint Consolidated Financials (forecasts through 2007) (filed in connection herewith with a request for confidential treatment)

Exhibit H            Information on Service Transactions between CenterPoint Energy, Inc. and Utility Subsidiaries (Corporate
                     Services, Support Services and Information Technology Services)

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